Schedule 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

AVIVA PETROLEUM INC.

(Name of Issuer)

Aviva Petroleum Inc.

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

05379P 20 5

(CUSIP Number of Class of Securities)

Ronald Suttill

Aviva Petroleum Inc.

8235 Douglas Avenue, Suite 400

Dallas, Texas 75225

(214) 691-3464

(Name, Address, and Telephone Numbers of Persons Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

William E. Joor

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2300

Houston, Texas 77002

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A,

Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee(2)

$65,000	$13.00

(1)	The transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the reverse stock split multiplied by the estimated cash to be paid per share in lieu of the issuance of fractional shares.

(2)	The amount of the filing fee was calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934 by multiplying the transaction valuation by one fiftieth of one percent.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Aviva Petroleum Inc. (the “Company”), (2) Robert J. Cresci and (3) Ronald Suttill. This Schedule 13E-3 relates to a proposed amendment to the Amended and Restated Articles of Incorporation to effect a share consolidation to enable the Company to go private.

At the effective time of the share consolidation, the number of issued and outstanding shares of common stock of the Company will be reduced from approximately 46.9 million shares to approximately 9,000 shares. Shareholders will receive a new share of common stock for every 5,000 shares they own. Shareholders who own shares that would otherwise be converted into fractional shares as a result of the share consolidation will receive a cash payment for their shares.

After the share consolidation, the common stock of the Company will not be listed on any stock exchange, and there will be no public market for the Company’s common stock. The Company will no longer be required to file annual, quarterly and other reports with the SEC.

Concurrently with the filing of this Schedule 13E-3, the Company is filing under Regulation 14A of the Exchange Act preliminary proxy materials on Schedule 14A (the “Proxy Statement”) pursuant to which the shareholders of the Company will be given notice of, and be asked to vote with respect to, the approval of the share consolidation. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is filed herewith and expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

Item 1. Summary Term Sheet.

The information contained in the section entitled “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The information contained in the section entitled “Share Consolidation Proposal – Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference.

(b)	Securities. The information contained in the section entitled “The Special Meeting – Voting at the Meeting” in the Proxy Statement is incorporated herein by reference.

(c)	Trading Market and Price. The information contained in the section entitled “Share Consolidation Proposal – Background” in the Proxy Statement is incorporated herein by reference.

The following table sets forth, for the periods indicated, the high and low prices for the Depositary Shares and the Common Stock on the OTCBB:

	2001				2002				2003
	High		Low		High		Low		High		Low
OTC Bulletin Board:

Common Stock
First Quarter	$	n/a	$	n/a		$0.11		$0.05		$0.09		$0.02
Second Quarter(1)		$0.17		$0.06		$0.10		$0.04		$0.025		$0.02
Third Quarter		$0.10		$0.05		$0.12		$0.04		$—		$—
Fourth Quarter		$0.11		$0.05		$0.10		$0.02		$—		$—

Depositary Shares(2)
First Quarter		$0.38		$0.15	$	n/a	$	n/a	$	n/a	$	n/a
Second Quarter		$0.40		$0.20	$	n/a	$	n/a	$	n/a	$	n/a
Third Quarter	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a
Fourth Quarter	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a

(1)	Represents trading through April 9, 2003.
(2)	Representing five shares of Common Stock.

(d)	Dividends. No dividends have been paid during the past two years. There are no restrictions on the Company’s current or future ability to pay dividends.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases.

Name of Purchaser	Amount of Common Stock Purchased	Price Paid $	Date of Purchase	Calendar Quarter	Mr. Suttill’s Weighted Average Quarterly Purchase Price
Ronald Suttill	500,000	0.05	May 16, 2001	2nd 2001
	10,000	0.10	June 1, 2001	2nd 2001	0.05
	100,000	0.07	February 1, 2002	1st 2002	0.07
	2,500	0.11	July 12, 2002	3rd 2002
	10,000	0.08	July 12, 2002	3rd 2002
	1,000	0.09	July 18, 2002	3rd 2002
	10,000	0.07	September 13, 2002	3rd 2002	0.08

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The information contained in the sections entitled “Beneficial Ownership of Securities – Security Ownership of Management” and “Share Consolidation Proposal – Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information contained in the sections entitled “Share Consolidation Proposal – Fairness of the Share Consolidation – Procedural Considerations,” “Beneficial Ownership of Securities – Security Ownership of Management” and “Share Consolidation Proposal – Interests of Management in the Transaction” in the Proxy Statement is incorporated herein by reference.

Directors of the Company

The information set forth below, furnished to the Company by the respective individuals, shows each individual’s name, age and principal positions with the Company:

Name	Age	Positions	Director Since
Ronald Suttill	71	President, Chief Executive Officer and Director	1985
Robert J. Cresci	59	Director	1998

The following sets forth the periods during which directors have served as such and a brief account of the business experience of such persons during at least the past five years:

Ronald Suttill has been a director of the Company since August 1985 and has been President and Chief Executive Officer of the Company since January 1992.

Robert J. Cresci has been a director of the Company since October 1998. Mr. Cresci has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since September 1990. Mr. Cresci is engaged in the money management business and, as a result, he serves on the boards of directors of this and other companies. Currently Mr. Cresci serves on the boards of Sepracor, Inc., Film Roman, Inc., Castle Dental Centers, Inc., j2 Global Communications, Inc., Candlewood Hotel Co., Inc., SeraCare Life Sciences, Inc., Learn2 Corporation and several private companies. The principal business address of the companies with which Mr. Cresci holds material directorships are as follows: Sepracor, Inc., 84 Waterford Drive, Waterford, MA 01752; Film Roman, Inc., 12020 Chandler Blvd., North Hollywood, CA 91607; Candlewood Suites, 8621 E. 21st St., N., Suite 200, Wichita, KS 67206; Continucare Corporation, 80 SW 8th Street, 23rd Floor, Miami, FL 33131; j2 Global Communications, Inc., 6922 Hollywood Blvd., Hollywood, CA 90028; LTWC, 625 Second Street, San Francisco, CA 94107; Luminex Corporation, 12212 Technology Blvd., Austin, TX 78727; SeraCare, Inc., 1925 Century Park East, Suite No. 1970, Los Angeles, CA 90067.

Executive Officers of the Company

The following table lists the names and ages of each of the executive officers of the Company and their principal occupations for the past five years.

Name and Age	Positions
Ronald Suttill, 71	President and Chief Executive Officer since January 1992.

James L. Busby, 42	Chief Financial Officer since February 2000, Treasurer since May 1994, Secretary since June 1996, Controller since November 1993.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information contained in the sections entitled “Summary Term Sheet” and “Share Consolidation Proposal” in the Proxy Statement is incorporated herein by reference.

(1)	Tender Offers. Not applicable.

(2)	Mergers or Similar Transactions. Not applicable.

(c)	Different Terms. The information contained in the section entitled “Share Consolidation Proposal – Structure of Share Consolidation” in the Proxy Statement is incorporated herein by reference.

(d)	Appraisal Rights. The information contained in the section entitled “Share Consolidation Proposal – Appraisal Rights” in the Proxy Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. Unaffiliated shareholders who would like access to the Company’s corporate files may contact James L. Busby at the address listed in the section entitled “Share Consolidation Proposal – Where You Can Find More Information” in the Proxy Statement. No provisions have been made by the filing persons in connection with the transaction to obtain counsel or appraisal services for unaffiliated securityholders at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c), (e) Transactions;Significant Corporate Events;Negotiations or Contacts;Agreements Involving the Subject Company’s Securities. The information contained in Item 13 of the Company’s Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information contained in the sections entitled “Share Consolidation Proposal – Exchange of Stock Certificates and Payment for Fractional Shares” and “– The Impact of the Share Consolidation on the Shareholders” in the Proxy Statement is incorporated herein by reference.

(c)	Plans. The information contained in the sections “Summary Term Sheet,” “Share Consolidation Proposal – Purpose and Reasons for the Share Consolidation” and “– The Impact of the Share Consolidation on the Shareholders” in the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a), (c) Purposes; Reasons. The information contained in the section entitled “Share Consolidation Proposal – Purpose and Reasons for the Share Consolidation” in the Proxy Statement is incorporated herein by reference.

(b)	Alternatives. The information contained in the section entitled “Share Consolidation Proposal – Background” in the Proxy Statement is incorporated herein by reference.

(d)	Effects. The information contained in the sections entitled “Summary Term Sheet,” “Share Consolidation Proposal – Nature of the Charter Amendment,” “– Purpose and Reasons for the Share Consolidation,” “– Specific Charter Amendment Proposal,” “– Structure of Share Consolidation,” “ – Exchange of Stock Certificates and Payment for Fractional Shares,” “– The Impact of the Share Consolidation on the Shareholders” and “– Important Federal Income Tax Consequences of the Share Consolidation” in the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information contained the section entitled “Share Consolidation Proposal – Fairness of the Share Consolidation,” in the Proxy Statement is incorporated herein by reference.

(c)	Approval of Security Holders. The information contained in the section entitled “The Special Meeting – Voting at the Meeting” in the Proxy Statement is incorporated herein by reference.

(d)	Unaffiliated Representative. The information contained in the section entitled “Share Consolidation Proposal – Fairness of the Share Consolidation – Procedural Considerations” in the Proxy Statement is incorporated herein by reference.

(e)	Approval of Directors. The information contained in the section entitled “Share Consolidation Proposal – Fairness of the Share Consolidation” in the Proxy Statement is incorporated herein by reference.

(f)	Other Offers. The information contained in the section entitled “Share Consolidation Proposal – Fairness of the Share Consolidation – Specific Fairness Issues” in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal. The information contained in the section entitled “Share Consolidation Proposal – Fairness of the Share Consolidation – Procedural Considerations” in the Proxy Statement is incorporated herein by reference.

(b),	(c) Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information contained in the section entitled “Share Consolidation Proposal – The Impact of the Share Consolidation on the Shareholders – Financial Effect” in the Proxy Statement is incorporated herein by reference.

(b)	Conditions. There are no material conditions to the financing discussed in response to paragraph (a) of this Item 10. There are no alternative financing arrangements or alternative financing plans.

(c)	Expenses. The information contained in the section entitled “Share Consolidation Proposal – The Impact of the Share Consolidation on the Shareholders – Financial Effect” in the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in the Securities of the Subject Company.

(a)	Securities Ownership. The information contained in the section entitled “Beneficial Ownership of Securities – Security Ownership of Management” in the Proxy Statement is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation.

(d),	(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information contained in the sections entitled “Share Consolidation Proposal – Fairness of the Share Consolidation” and “– Recommendation of the Board” in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

(a)	Financial Information. The information contained in the sections “Financial and Other Information” and “Share Consolidation Proposal – Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable.

(b)	Employees and Corporate Assets. James L. Busby, the Secretary of the Company, will be employed by the filing persons in connection with the transaction.

Item 15. Additional Information.

(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)	Preliminary Proxy Statement relating to the special meeting of shareholders, filed with the Securities and Exchange Commission concurrently with this filing.

(b)	Not applicable.

(c)	Not applicable.

(d)	Stock purchase warrant dated December 12, 2002, issued to Ronald Suttill is incorporated herein by reference (filed as Exhibit 10.40 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(f)	The information contained in the section entitled “Share Consolidation Proposal – Appraisal Rights” in the Proxy Statement filed as Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2003	AVIVA PETROLEUM INC.

/s/ Ronald Suttill
Ronald Suttill, President